Proposal 1 has passed

Final Proxy Results - Mercury Large Cap Core Fund
1st Meeting Date: April 4, 2003

Record Date: January 31, 2003
As of: April 4, 2003

			Units Voted
		Votes Needed:
		50% + 1 of				Total Units
All Classes	Outstanding Shares	Outstanding Shares	For	Against	Abstain	Voted
1) Reorganization between Mercury Large Cap Core Fund and ML Large Cap Core Fund	2,039,129	1,019,566	1,749,998	5,246	477	1,755,721

Voting Requirements:
The Quorum consists one-third of the shares entitled to vote at the Meeting.

Proposal 1 requires the affirmative vote of stockholders representing a majority of the outsanding shares entitled to vote thereon.